Exhibit 99.1

Hailiang Education Releases 2018 Chinese New Year Chairman Letter

HANGZHOU, China, Feb 7, 2018 /PRNewswire/ — Hailiang Education Group Inc. (Nasdaq: HLG) (“Hailiang Education” or the “Company”), an educational services provider of private primary, middle and high schools in China today released a letter to shareholders from the chairman of the Company’s board of directors.

Dear Shareholders,

2017 was an extraordinary year for Hailiang Education. Hailiang Education is developing at full speed, as demonstrated by its business performance in the 2017 fiscal year and its ongoing projects:

•	Successfully operating Hailiang Education Park with the support of Hailiang Group

•	Progressively advancing cooperation with Chinese government in jointly running schools

•	Further optimizing and enhancing Hailiang Education’s asset-light development model

•	Deepening Hailiang Education’s collaboration with high-level schools and educational institutions domestically and internationally with remarkable results

•	Improving Hailiang Education’s brand awareness and impact in China’s education industry

•	Achieving substantial revenue and market value growth, thereby bringing considerable return to our shareholders

We have endured the first half of our 2018 fiscal year ending June 30, 2018. As the traditional Chinese New Year approaches, I am very excited and delighted to report to our shareholders our achievement in the 2018 fiscal year thus far and our outlooks for the near future.

The Implementation of New P.R.C Law for Private Education Promotion Will Advance the Development of Private Education in China

With the implementation of the amended P.R.C Law for Private Education Promotion (“The New Law”) in September 1st, 2017, the significance of private education will become more prominent. That is, private education will be an integral part of China’s educational service system. The New Law has stated that the government could support private education development through purchasing their educational services, which will provide huge developmental opportunities for exceptional private educational services providers, and usher a new era for Hailing Education’s strategic expansion.

As of 2016, the number of students in private primary, middle and high schools in China has surpassed 15.6 million. While Hailiang Education is the largest educational services provider of private primary, middle and high schools in China, the number of students served by Hailiang Education accounted for approximately 0.35% of the private school enrollment. Therefore, driven by these preferential policies, there is great potential for our Company in the education industry in the future.

The Company firmly believes that the primary, middle, and high schools in PRC private education section will be operated by the most influential educational services providers collectively. Hailiang Education will endeavor to be one of China’s best, largest, and most profitable private educational services provider, thereby leading the industry in facilitating social welfare.

The Engagement of Mr. Cuiwei Ye as our Principal General Will Lead Hailiang Education into Outstanding Success

On the 3rd of November 2017, Mr. Cuiwei Ye, the Deputy Director of the Academic Committee of Chinese Society of Education, China’s Most Prestigious Educator, China’s Outstanding Middle School Principal, China’s Well-known Middle School Educator, was appointed the Principal General of Hailiang Education. The employment of Mr. Ye is expected to build a firm foundation for Hailiang Education to be the leading company among the private educational services providers in China.

The Assignment of Strategic Cooperation Agreement Is Expected to Lay a Solid Foundation For the Sustainable Development of Hailiang Education

On the 8th of November 2017, Hailiang Education entered into a Strategic Cooperation Agreement (the “Agreement”) with Hailiang Group Co., Ltd. (“Hailiang Group”), and Hailiang Education Management Group Co., Ltd. (“Hailiang Education Management”). This cooperation affords Hailiang Education to operate private and public primary, middle and high schools constructed, merged and acquired or entrusted by Hailiang Group and Hailiang Education Management. Currently, Hailiang Education has owned or been providing educational services to an aggregate of 23 schools for more than 55,700 students, positioning the Company to embark on the path to become the largest educational services provider of private primary, middle and high school in China.

Hailiang Group Is Expected to Provide a Strong Foundation for Hailiang Education’s Asset-Light Development Model

The Agreement is expected to rapidly enhance the asset-light development model of Hailiang Education and greatly improve the business prospects of the Company. As a result, the net growth of Hailiang Education is expected to increase at compound annual growth rate of 30% for a long period, making it possible to bring higher returns for our shareholders.

As a well-known, international private enterprise group, Hailiang Education continues to stand by the concept of “working for the benefit of both the enterprise and the society”, giving priority to the development of education. According to the strategic roadmap of Hailiang Group, Hailiang Group will construct more than 7 “Hailiang Education Park” by the year of 2025 in China, build 3 to 5 high quality primary, middle and high schools around each “Hailiang Education Park”, merge and acquire more high-level private schools and manage more private and public primary, middle and high schools by providing educational management services. It is estimated that Hailiang Education will provide educational management services to more than 150,000 students by September 2020. By September 2025, the student number is expected to reach 400,000 to 500,000.

The Introduction of Extraordinary Talents and Launch of Training System Will Contribute to the Fast Development of Hailiang Education

To provide comprehensive, high quality educational and management services for the schools under the agreement, Hailiang Education plans to recruit 100 young outstanding principals, 500 recent graduates returning from overseas, 200 foreign young teachers, 1000 excellent teachers in China in the next 2 years. These excellent young people will be the most valuable resources of Hailiang Education, to provide the high-level educational and management services required by the cross-regional development of Hailiang Education in the future.

The International Cooperation with ELS Language Center and UK’s Pate’s Grammar School Will Speed Up Hailiang Education’s Internationalization Process

On September 14th, 2017, Hailiang Education signed a cooperation agreement with America’s ELS language center to provide EAP program for Hailiang’s students. This program provides students with high-level academic English lessons to better prepare them for the study in foreign countries in an early stage.

On September 23rd, 2017, Hailiang Education entered into a Strategic Cooperation Agreement (the “Pate’s Agreement”) with Pate’s Grammar School Trading Company, a wholly owned subsidiary of Pate’s Grammar School (“Pate’s”), one of the best British mixed government schools with the longest history, aiming to build China’s first-class internationalized bilingual school that provides international comprehensive education services from primary to high school.

Hailiang Education Receives Multiple Industry Awards

In the second half of the calendar year 2017, Hailiang Education received multiple awards including “2017 Education Group Influencer” by the Tencent Education Annual Billboard, “2017 Top Brand of China’s Education Group Award” by Sina Education, “Annual Most Value Investment Award” by the China Financial Summit Winter Forum, and “Top 10 Innovative Brand in China” awarded jointly by China International Business magazine and other authorized institutions. Mr. Cuiwei Ye, Principal General of Hailiang Education, was awarded “China’s Annual Brand Builder” at the 2017 Annual China Brand Summit. Hailiang Education has brought huge benefit to the industry and society as demonstrated in these honors, which at the same time encourage Hailiang Education to take the initiative to embrace more challenges in the future.

In other words, I believe Hailiang Education will start a new chapter in the future and will become the industry’s most outstanding educational services provider of private primary, middle and high school, to make further contribution to China’s private education sector.

On behalf of Hailiang Education, I would like to express my sincere gratitude to the students and parents for your trust in us, to the shareholders for your continuous support, and to the board members, management team, teachers and staffs for your commitment in the past year.

Ming Wang

Chairman and Chief Executive Officer

Hailiang Education Group Inc.

About Hailiang Education Management Group Co., Ltd.

Hailiang Education Management Group is a subsidiary of Hailiang Group with the purpose of education investment and management. Hailiang Education Management Group particularly focuses on the health and happy growth of children & teenagers, devotes to the construction investment of primary and high schools and M&A of high-quality education institutions, and operates private and public primary and high schools in entrusted management. Until now, Hailiang Education Management Group has invested over $750 million in education industry in total. Hailiang Education Management Group plans to increase no less than $1.5 billion investment in education sector and strives for a total $2.5 billion investment in the next 5 years.

About Hailiang Group Co., Ltd.

Hailiang Group Co., Ltd. was founded in 1989 in Zhejiang Province. With 29 years of rapid development, Hailiang Group has now become a giant international corporation group that mainly develops the industries of basic education, intelligent manufacturing of nonferrous material and health. Hailiang Group continues to hold the concept of “working for the benefit of both the enterprise and the society” throughout its development. In 2016, Hailiang Group ranked 110th among China Enterprises, 18th among China Private Enterprises and 3rd among Top 100 enterprises in Zhejiang. The company’s revenue for 2017 reached 164.1 billion RMB.

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary and high school educational services providers in China. The Company focuses closely on the school operation target of providing the highest quality, unique and internationalized education, dedicates to provide students with high quality of primary, high school and international educational services as well as values the quality of students’ life, study and development. Meanwhile, Hailiang Education tailors the education delivery to students based upon their individual aptitudes, devotes to improve the students’ academic capabilities, cultural accomplishments and international perspectives. Hailiang Education operates multilingual classrooms. Languages used include Chinese, English, Spanish, Japanese, Korean, French, etc. Also, Hailiang Education has launched various diversified high-quality courses, such as Mathematical Olympiad courses, A-level courses, Australia Victorian Certificate of Education (VCE) courses, IELTS courses, TOEFL courses as well as SAT courses. The Company has established extensive cooperative relations with more than 200 international educational institutions and universities. Hailiang Education is committed to making great efforts to offer students more opportunities to win enrollments at well-known domestic or international universities to further their education. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statements

This press release contains information about Hailiang Education’s view of its future expectations, plans and prospects that constitute forward-looking statements. These forward-looking statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to the following: general economic conditions in China, competition in the education industry in China; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; the Company’s business plans; the Company’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the number of students entrusted by schools, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property, the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights, and other risks detailed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Hailiang Education may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Hailiang Education’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, whether known or unknown, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will”, “will make,” “will be”, “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “endeavor to”, “is/are likely to” or other similar expressions. Further information regarding these and other risks is included in our annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Hailiang Education undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Mr. Auto Yau

Board Secretary

Hailiang Education Group Inc.

Phone: +86-571-5812-1974

Email: ir@hailiangeducation.com

Ms. Tina Xiao

President

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com

SOURCE Hailiang Education Group Inc.